March 5, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Apogee Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-277664)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern Time, on Thursday, March 7, 2024 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

JEFFERIES LLC

BOFA SECURITIES, INC.

GOLDMAN SACHS & CO. LLC

cowen and company, llc

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As Representatives of the Underwriters

JEFFERIES LLC

By:	/s/ Matthew Kim
	Name:	Matthew Kim
	Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Cameron Taylor
	Name:	Cameron Taylor
	Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Reed
	Name:	Elizabeth Reed
	Title:	Managing Director

Cowen and company, llc

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nick Oust
	Name:	Nick Oust
	Title:	Managing Director

[Signature Page to Apogee Therapeutics, Inc. Acceleration Request]